UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Warwick Community Bancorp, Inc., a Delaware Corporation
18 Oakland Avenue
Warwick, NY 10990-0591
(Name and Address of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

936559103
(CUSIP Number)

Kahn Brothers & Co., Inc.
555 Madison Avenue, 22nd Floor
New York, New York  10022
(212) 980-5050
Fax: (212) 755-5330
Attention: Thomas Graham Kahn
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240-13d-1(f) or 240.13d-1(g),
check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.  	Name of Reporting Persons

     	Kahn Brothers & Co., Inc.

     	IRS Identification Number of above persons (entities only)

13-2948997

2.  Check the Appropriate Box if a Member of  a Group

(a)
(b)

3.  	SEC Use Only

4.  	Source of Funds

OO

5.  	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

New York

		7.	 Sole Voting Power
Number of
Shares			 57,800
Beneficially	8.	 Shared Voting Power
Owned by
Each			360,841
Reporting	9.	 Sole Dispositive Power
Person With
			 57,800
10.	Shared Dispositive Power

 360,841

11. 	Aggregate Amount Beneficially Owned by Each
Reporting Person

418,641

12. 	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)


13. 	Percent of Class Represented by Amount in Row (11)

8.4%

14. 	Type of Reporting Person (See Instructions)

IA

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (each a "Share" and collectively, the "Shares") of Warwick Community Bancorp, a Delaware corporation (the "Issuer"), and is being filed under the Securities Exchange Act of 1934. The address of the principal offices of the Issuer is 18 Oakland Avenue, Warwick, NY 10990-0591.

Item 2.  Identity and Background

This statement is filed by Kahn Brothers & Co., Inc., a New
York corporation (the "Reporting Person").  The Reporting
Person is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and a member firm of the New York Stock Exchange. The principal business office of the Reporting Person is located at 555 Madison Avenue, 22nd Floor, New York, New York 10022. Information as to each of the executive officers, directors and control persons of the Reporting Person (the "Principals") is set forth on Annex A hereto. Each of the Principals is a citizen of the United States.

During the last five years, neither the Reporting Person nor any of the Principals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other
Consideration

The Reporting Person may be deemed to the beneficial owner of 398,641 Shares (the "Reporting Person Shares") which are owned by certain of its investment advisory clients (the "Reporting Person Clients") in accounts over which the Reporting Person shares with the Reporting Person Clients dispositive and voting power pursuant to advisory agreements between the Reporting Person and the Reporting Person Clients. All funds that have been utilized in making such purchases are from funds provided from the portfolio accounts of the Reporting Person Clients and no funds were borrowed for such purpose. The Reporting Person may acquire or dispose of additional Shares on behalf of the Reporting Person Clients from time to time.

The Reporting Person may be deemed to be the beneficial owner of 20,000 Shares (the "KBVF Shares") owned by Kahn
Brothers Value Fund, L.P., a New York limited partnership ("KBVF"). All funds that have been utilized in making such purchases are from funds contributed by limited partners of KBVF.

Kahn Brothers Asset Management Corp., a New York corporation
("KBAMC") and an investment adviser registered under the Investment Advisers Act, is an affiliate of the Reporting Person and is the general partner of KBVF. KBAMC has sole dispositive and voting power with respect to the Shares owned by KBVF pursuant to an Agreement of Limited Partnership by and among KBAMC and the limited partners of KBVF.

Item 4.  Purpose of Transaction

On December 18, 2001, Thomas Graham Kahn ("Mr. Kahn") a Principal of the Reporting Person, became a director of the Issuer. Strictly as a result of this appointment, the Reporting Person is disclosing its beneficial ownership of the Reporting Person Shares and the KBVF Shares on this Schedule 13D.
The Reporting Person's beneficial ownership of such shares has been disclosed previously on Schedule 13G. The Reporting Person continues to hold the Reporting Person Shares and the KBVF Shares for investment purposes only.

Item 5.  Interest in Securities of the Issuer

(a) - (b) The information set forth in Items 3 and 4 of this
Schedule 13D is incorporated herein by reference.

(c) The Reporting Person effected the following unsolicited transactions in the Shares within the past sixty (60) days:

		NO. OF		PRICE
DATE		SHARES SOLD	PER SHARE

June 21	3,000			$29.94
June 25	1,000			$31.00
August 5	5,500			$26.77

All trades were executed through BNY Clearing Services
 LLC, the clearing firm of the Reporting Person.

(d) Pursuant to advisory agreements between the Reporting
Person and the Reporting Person Clients, the Reporting Person Clients retain the right to receive the receipts from dividends from the Reporting Person Shares or the proceeds from sale of the Reporting Person Shares. Absent such instructions from the Reporting Person Clients, the Reporting Person will leave the receipts from dividends from the Reporting Person Shares or the proceeds from a sale of the Reporting Person Shares in the individual portfolio accounts of the Reporting Person Clients.

(e) Not applicable.



Item 6.  Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 through 5 of this Schedule
13D is incorporated herein by reference. Except for the arrangements described above, none of the persons named in Annex A have any contacts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

The following Exhibit A is attached hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2002
KAHN BROTHERS & CO., INC.
By: Thomas Graham Kahn /s/
Title: President


EXHIBIT A

Officers and Directors of the Reporting Person

Irving Kahn: Chairman
Thomas Graham Kahn: President and Director
William DeLuca: Senior Vice President
Donald Kahn: Director
Paula Meo Cutrone: Vice President and Director
Kenneth Rodwogin: Vice President and Director